BHP Billiton Limited 171 Collins Street Melbourne Victoria 3000 Australia GPO Box 86 Melbourne Victoria 3001 Australia Tel +61 1300 55 47 57 Fax +61 3 9609 3015 www.bhpbilliton.com

8 April 2014

VIA EDGAR

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant, Office of Beverages, Apparel, and Mining

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

USA

Dear Ms. Jenkins,

We are in receipt of your further comment letter dated 31 March 2014 regarding the annual report on Form 20-F for the fiscal year ended 30 June 2013 of BHP Billiton Limited and BHP Billiton PLC (together, “BHP Billiton”) (File Nos. 001-09526 and 001-31714). The comment letter requests a response within ten business days of the date of the letter.

On Monday 7 April 2014, via a telephone conversation with our counsel, Aubrey McEachern of Sullivan & Cromwell, Ms. Joanna Lam of the staff of the Securities and Exchange Commission approved an extension until Monday 28 April 2014 for the filing of BHP Billiton’s comment letter response. This letter is intended to formalize this conversation and approval.

BHP Billiton requested the extension for the filing of our comment letter response in order for BHP Billiton’s internal accounting and business personnel, in coordination with BHP Billiton’s external independent auditors, to have sufficient time to provide and confirm an appropriately detailed response.

If you have any questions or comments, please do not hesitate to contact me directly.

Yours sincerely

/s/ Neil Beaumont

Neil Beaumont

Head of Group Reporting

cc: Burr Henly (Sullivan & Cromwell)

A member of the BHP Billiton Group which is headquartered in Australia

Registered Office: 171 Collins Street Melbourne Victoria 3000 Australia

ABN 49 004 028 077 Registered in Australia